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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): <u>May 9, 2016</u>

<u>Nortek, Inc.</u>
(Exact Name of Registrant as Specified in Its Charter)

<u>Delaware</u>
(State or Other Jurisdiction of Incorporation)

<u>001-34697</u>
(Commission File Number)

<u>05-0314991</u>
(I.R.S. Employer Identification No.)

<u>500 Exchange Street, Providence, Rhode Island</u>
(Address of Principal Executive Offices)

<u>02903-2360</u>
(Zip Code)

<u>(401) 751-1600</u>
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

The information contained in Item 2.03 is hereby incorporated by reference into this Item 1.01.

Item 2.03   CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT

On May 9, 2016, Nortek, Inc. (the "Company") entered into an amendment (the "Amendment") to its asset-based revolving credit agreement with Bank of America, N.A., as administrative agent, certain lenders and certain of the Company's subsidiaries, as previously amended (the "ABL Facility").

Among other changes, the Amendment (i) increases the maximum amount of the ABL Facility (which, following the Amendment, is available solely to the Company and certain of its U.S. subsidiaries) from $300 million to $325 million, with a right of the Company to increase the ABL Facility by up to an additional $125 million (subject to the receipt of commitments from the lenders providing such increase and the satisfaction of certain other conditions), (ii) eliminates the portion of the ABL Facility previously available to certain of the Company's Canadian subsidiaries (subject to certain rights of the Company to re-establish such availability with certain limits) and releases all guarantees and collateral security previously provided by such Canadian subsidiaries, (iii) lowers the interest rates payable by the Company under the ABL Facility, (iv) extends the maturity date of the ABL Facility from June 13, 2017 to May 9, 2021, and (v) expands certain baskets and permissions available to the Company under certain of the operational covenants with which the Company must comply and in the calculation of the borrowing base. Otherwise, the terms and conditions that apply to any borrowings under the amended ABL Facility are substantially the same as the terms and conditions that apply to borrowings under the ABL Facility prior to giving effect to the Amendment, which terms and conditions are described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which description is incorporated herein by reference.

The description set forth above in this Item 2.03 is qualified in its entirety by the Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and the contents thereof are incorporated herein by reference.

Item 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)   Exhibits

10.1   Fourth Amendment to Amended and Restated Credit Agreement, First Amendment to U.S. Guaranty Agreement and First Amendment to U.S. Security Agreement, dated as of May 9, 2016, by and among Bank of America, N.A., as Administrative Agent, the Lenders party thereto, the Exiting Lenders party thereto, Nortek, Inc., as the Specified U.S. Borrower, and the Subsidiaries of the Specified U.S. Borrower party thereto, as Borrowers and Guarantors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTEK, INC.

By: /s/Kevin W. Donnelly
        Name: Kevin W. Donnelly
        Title: Senior Vice President, General
                      Counsel and Secretary

Date: May 11, 2016

EXHIBIT INDEX

Exhibit No. | Description of Exhibits

10.1   Fourth Amendment to Amended and Restated Credit Agreement, First Amendment to U.S. Guaranty Agreement and First Amendment to U.S. Security Agreement, dated as of May 9, 2016, by and among Bank of America, N.A., as Administrative Agent, the Lenders party thereto, the Exiting Lenders party thereto, Nortek, Inc., as the Specified U.S. Borrower, and the Subsidiaries of the Specified U.S. Borrower party thereto, as Borrowers and Guarantors.